EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited

Reference is made to the fourth quarter 2023 report released on February 29, 2024. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around March 20, 2024.  The record date will be March 12, 2024.
Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: March 8, 2024
  Ex-date: March 11, 2024
  Record date: March 12, 2024
  Payment date: On or about March 20, 2024. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about March 22, 2024.

Golar LNG Limited
Hamilton, Bermuda
February 29, 2024

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act